Compass Digital Acquisition Corp.
3626 N Hall St, Suite 910
Dallas, Texas 75219

September 13, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Compass Digital Acquisition Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially Submitted on May 25, 2021 File No. 333-________

Ladies and Gentlemen:

Set forth below are the responses of Compass Digital Acquisition Corp. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated June 11, 2021, with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on May 25, 2021, File No. 333-______ (such Registration Statement, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement (the “Revised Registration Statement”). We are separately furnishing to the Staff a courtesy copy of the Revised Registration Statement marked to show the changes made to the Registration Statement.

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions correspond to the Revised Registration Statement, unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in the Revised Registration Statement.

Cover Page

Please disclose on the cover page that if each of the anchor investors purchases the full 9.9% of the units it has expressed an interest in purchasing, the anchor investors would own in the aggregate approximately 17.19% of the outstanding ordinary shares following this offering (or approximately 15.10% of the outstanding ordinary shares if the underwriters’ over-allotment option is exercised in full).

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to show the total percentage of outstanding ordinary shares that would be held by the sponsor members if they each purchase the full 9.9% of the units they have expressed an interest in purchasing.

Securities and Exchange Commission

September 13, 2021

Principal Shareholders, page 133

Please disclosure the natural person or persons who exercise sole or shared voting and/or dispositive power with respect to the shares held by Apollo Capital Management and Meteora Capital Partners, LP, or tell us why such disclosure is not required.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the beneficial ownership table (and footnotes thereto) on page 127 of the Revised Registration Statement to remove both Apollo Capital Management and Meteora Capital Partners, LP as a result of further commercial negotiations such that neither investor will receive Class B shares directly.  The Company has also removed the concept of anchor investors from the disclosure as a result.  Finally, the Company represents that it has complied with Item 403 of Regulation S-K.

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Please do not hesitate to contact me at (917) 515-0037 should you have any question or need additional information.

Very truly yours, Louis Goldberg Davis Polk & Wardwell LLP

Enclosures

cc: Abidali Neemuchwala